P.O. Box 370
KIRKLAND LAKE, ON, P2N 3J7

May 25, 2006	Symbol – TSX & AIM: KGI

PRIVATE PLACEMENT OF UNITS COMPLETED
FOR PROCEEDS OF $16.3 MILLION

Kirkland Lake Gold Inc. (the “Company”) is pleased to announce it has privately placed 1,773,500 units at a price of $9.20 per unit for gross proceeds of $16,316,200. Each unit consisted of one common share and one-half of a share purchase warrant. Each whole warrant is exercisable for a period of 12 months at a price of $10.50 per share. The Company paid a fee to brokers in Canada and the United Kingdom in consideration of introducing the placees to it.

The proceeds from the financing will be used for working capital and to fund further development of the Company’s Kirkland Lake, Ontario mining operations.

Application will be made to the AIM Market of the London Stock Exchange for the shares issued on closing to be admitted for trading. It is expected that trading in such shares will commence on or about September 26, 2006 following the expiry of the four month hold period applicable under Canadian securities legislation. In addition, the Company has applied for the shares issuable on the exercise of the warrants to be admitted as a block with trading to commence after September 26, 2006 following the exercise of the warrants.

For further information, please contact:

Brian Hinchcliffe	Investor Relations
President	Scott Koyich
Phone 1 705 567 5208	Phone 1 403 215 5979

Fax 1 705 568 6444	E-mail: info@klgold.com
Website- www.klgold.com
E-mail: bhinchcliffe@klgold.com

Neither the Toronto Stock Exchange nor the AIM Market of the London Stock Exchange plc
has reviewed or accepts responsibility for the adequacy or accuracy of this news release.